Form RW WD

Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
Tele: 202.261.3300
Fax: 202.261.3333

January 24, 2003

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Withdrawal of Form RW of
           PIMCO Variable Insurance Trust (the "Trust")
           (File Nos. 333-37115 and 811-8399)

Ladies and Gentlemen:

The Trust filed a Form RW via EDGAR on January 13, 2003, under the Trust's EDGAR access codes (Accession #: 0000943663-03-000018) (the "Form RW"). The Trust has since been advised by the staff of the Securities and Exchange Commission that the withdrawal request should have been filed on Form AW. As such, the Trust hereby withdraws the Form RW.

We appreciate your prompt attention to this matter.  Please contact John Sakhleh at 202.261.3370 if you have any questions.

Sincerely,

                  /s/
 Robert W. Helm